

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 7, 2008

Mr. E. Joseph Grady
Chief Financial Officer
Crimson Exploration Inc.
717 Texas Avenue, Suite 2900
Houston, Texas 77002

> **Re:** **Crimson Exploration Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for Quarter Ended March 31, 2008**
> **Filed May 14, 2008**
> **Response Letter Dated June 19, 2008**
> **File No. 000-21644**

Dear Mr. Grady:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Results of Operations, page 24

Dividends on Preferred Stock, page 26

1. We have read your response to prior comment 2, expressing your views about the materiality of errors in your accounting for undeclared and unpaid dividends on the Series G preferred shares. And although you explain that the errors do not affect net income or loss of the Company, we note that they do impact net loss available to common shareholders and basic net loss per share.

    We have consulted with our Division Chief Accountant's Office and believe the effects are material; and that you will need to amend the financial statements and related disclosures in your Form 10-K to correct the earnings available to common shareholders and basic EPS for fiscal years 2006 and 2007, and the quarters within those years. You may address the effects of restating the quarters within those years in a note to the financial statements in lieu of amending the earlier interim reports.

Please include an explanatory note at the forepart of the amended filing to indicate the reasons for the amendment and directing readers to those sections of the filing where further details may be found. Please include error correction disclosures in the financial statements, with a table comparing the previously reported and restated amounts.

Financial Statements

Statements of Shareholders' Equity, page F-6

2.   Please provide a total column to your Statements of Shareholders' Equity.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief